SECURI[TIES AND EXCHANGE COMMI]SSION

06008060

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SEC FILE NUMBER
8 - 46834

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blaylock & Company, Inc. (Successor to Blaylock & Partners, LP)

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 15th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 29 2006 WASH, D.C. 213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald E. Blaylock (212) 715-6600
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) (Zip Code)

PROCESSED JUL 13 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Ronald E. Blaylock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock & Company, Inc. (Successor to Blaylock & Partners, LP), as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

WINSOME SMITH
NOTARY PUBLIC - NEW YORK
Registration # 01SM6023856
Qualified In Queens County
My Commission Expires May 3, 20 07

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK & COMPANY, INC.
(Successor to Blaylock & Partners, LP)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

BLAYLOCK & COMPANY, INC.
(Successor to Blaylock & Partners, LP)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Blaylock & Company, Inc.

We have audited the accompanying statement of financial condition of Blaylock & Company, Inc. (Successor to Blaylock & Partners, LP) (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock & Company, Inc. (Successor to Blaylock & Partners, LP) as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 25, 2006

BLAYLOCK & COMPANY, INC.
(Successor to Blaylock & Partners, LP)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	2,165,419
Receivable from clearing broker, including clearing deposit of $1,000,000		3,008,369
Commissions, fees and other receivables		1,570,884
Receivables from related parties		2,272,149
Equipment and leasehold improvements, net		945,202
Prepaid expenses and other assets		501,897
	$	10,463,920
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities, accounts payable and accrued expenses	$	3,261,284
Stockholders' equity		
Preferred stock, $.001 par value, 2,500,000 shares of authorized; 1,600,000 shares designated Series A preferred stock, 1,561,000 shares issued and outstanding		1,561
Common stock, $.001 par value, 5,000,000 shares authorized; 3,500,000 shares designated Class A common stock, 1,567,000 shares issued and outstanding		1,567
1,500,000 shares designated Class B common stock, no shares issued or outstanding		
Additional paid-in capital		29,368,787
Accumulated deficit		(22,169,279)
Total stockholders' equity		7,202,636
	$	10,463,920

See accompanying notes to financial statements.

1. Organization and nature of operations

Blaylock & Company, Inc. (Successor to Blaylock & Partners, LP) (the "Company") is a minority and woman-owned business distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities. Additional sources of revenues come from commissions from agency transactions in equity securities and investment banking services. The Company has offices located in New York, New York, Atlanta, Georgia, Boston, Massachusetts, Chicago, Illinois and San Francisco, California. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

On February 18, 2005, Blaylock & Partners, LP (the "Partnership") entered into a Restructuring Agreement (the "Agreement") with its General Partner, Blaylock General, LP ("General"), its Limited Partner and the holder of $27.5 million subordinated loans, AIG Annuity Insurance Company ("AIG") and the holder of a $1.6 million convertible promissory note and certain warrants ("Devlin").

As a result of the Agreement, the subordinated loans were converted into limited partnership interests in the Partnership; the Partnership was converted into a Delaware corporation named Blaylock & Company, Inc.; the limited partnership interest of AIG and General were converted into preferred stock and voting common stock of the corporation; Devlin accepted preferred and voting common stock of the corporation in full satisfaction of the note and cancellation of the warrants. Also, as part of this transaction, $2,825,000 of unpaid interest on the subordinated loans and promissory note was forgiven by AIG and Devlin. An amendment to Form BD was filed with the NASD to amend the membership agreement to reflect the new corporate structure.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and a money market account.

Revenue Recognition

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned for providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Securities transactions and the related income and expenses are recorded on the trade date.

Advertising Costs

The Company expenses costs of advertising as incurred. Costs of advertising were approximately $51,000 for the nine months ended December 31, 2005.

2. Summary of significant accounting policies (continued)

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment and software	3-5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions

On December 31, 2004, the Company executed a consolidated promissory note for approximately $728,000 bearing interest at 6% to one of its officers who is also a partner of General. The note supersedes all prior promissory notes. The note is to be repaid in annual equal principal payments of approximately $146,000 plus accrued interest through December 31, 2009. At December 31, 2005, the related party receivables include approximately $773,000 which represents the unpaid principal of the consolidated promissory note and accrued interest through December 31, 2005. The Company recognized approximately $34,000 in interest income for the nine months ended December 31, 2005 related to these notes.

3. Related party transactions (continued)

The Company also has receivables of approximately $1,499,000, which are non-interest bearing and due on demand, from General. These receivables primarily relate to monies paid by the Company to fund the operations of Blaylock Abacus Asset Management LLC ("BAAM"), an asset management company acquired by General in 2003. The collectibility of these receivables is contingent upon BAAM obtaining sufficient assets under management to generate positive cash flows in the future. Alternatively, these advances could be at least partially repaid should management determine to stop supporting BAAM and realize proceeds from General's sale of its ownership in BAAM. In the event General discontinues its financial support of BAAM, either because of lack of funding by the Company or other third party sources, General may be required to sell its ownership interest in BAAM.

4. Equipment and leasehold improvements

Details of equipment and leasehold improvements at December 31, 2005 are as follows:

Computer equipment and software	$ 1,804,914
Furniture and fixtures	723,246
Leasehold improvements	499,813
	3,027,973
Less accumulated depreciation and amortization	2,082,771
	$ 945,202

5. Stockholders' equity

The total number of shares of preferred stock the Company is authorized to issue is 2,500,000, of which 1,600,000 shares were designated Series A preferred stock ("Series A Preferred Stock"). The total number of shares of common stock the Company is authorized to issue is 5,000,000, of which 3,500,000 shares were designated Class A voting common stock and 1,500,000 shares were designated Class B non-voting common stock.

The Series A Preferred Stock rank equally with the common stock with respect to dividend rights. However, no dividend can be paid on or declared for any share of common stock unless a dividend is declared for each share of Series A Preferred Stock. The Board of Directors cannot declare any dividends in any year in excess of the difference between the earnings of the Company in the immediately preceding prior fiscal year minus taxes paid by the Company for the same fiscal year.

5. Stockholders' equity (continued)

In the event of a liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred Stock will be entitled to receive a distribution equal to the greater of (i) $5.766 per share which would be approximately $9,000,000 in the aggregate at December 31, 2005 or (ii) the amount per share that would be distributed if there was full distribution of all of the assets of the Company. The distribution to the holders of Series A Preferred Stock will be prior and in preference to any distribution to the holders of the Company's common stock.

The Company has the right to redeem the shares of the Series A Preferred Stock at any time at price per share equal to the sum of $18.898 plus accrued interest, using a 10% rate from the date of issuance to the date of redemption of the Series A Preferred Stock.

Each share of Series A Preferred Stock can be converted at any time at the option of the holder before the 10th anniversary of the issuance of the stock into a certain number of Class B non-voting common stock at a conversion price of $7.2075 per share.

6. Retirement plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan that is at the discretion of management and is determined annually in advance and funded bi-monthly. Matching contributions for the nine months ended December 31, 2005 were approximately $17,000.

7. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. As provided in the clearing agreement, the Company must maintain, at all times, a clearing deposit of not less than $1,000,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $1,912,000 which was approximately $1,694,000 in excess of its required net capital of $217,000.

10. Commitments and contingencies

Operating Leases

At December 31, 2005, the Company is obligated under leases for office space that expire through September 2016. These leases provide for increases in operating expenses over base year amounts.

Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,	
2006	$ 1,528,000
2007	1,464,000
2008	1,560,000
2009	1,488,000
2010	1,424,000
Thereafter	8,252,000
	$ 15,716,000

Rent expense for the nine months ended December 31, 2005 approximated $1,136,000.

Legal Claims

In the normal course of business, the Company has been named as a defendant in various matters. Management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Income taxes

The Company filed a partnership tax return until March 31, 2005. As a partnership, no provision for federal and state income taxes was required as each partner was responsible for reporting their share of the Partnership's income or loss on their income tax returns. The Company became a taxable entity on March 31, 2005 when the partnership was converted into a corporation.

At December 31, 2005, the Company had net operating losses of approximately $2,208,000, which expire in 2025. The tax effects of temporary differences and the deferred tax assets are shown in the following table:

	Federal	State and Local
Net operating losses carryforwards	$ 751,000	$ 224,000
Fixed assets	207,000	62,000
	958,000	286,000
Less: Valuation allowance	958,000	286,000
	$ -	$ -

The Company established a valuation allowance equal to the deferred tax assets as of December 31, 2005, due to the uncertainty of realizing the future tax benefits. The increase in valuation allowance is primarily attributable to the Company's net operating loss in its first 9 months of operations as a corporation.

The components of income taxes for the 9 months ended December 31, 2005 are as follows:

Deferred tax benefit	
Federal	$ (958,000)
State and local	(286,000)
	(1,244,000)
Change in valuation allowance	1,244,000
Income tax expense (benefit)	$ -

A reconciliation of the statutory federal income tax rate and the effective tax rate for the 9 months ended December 31, 2005 is as follows:

Federal statutory rate	34.0 %
State and local (net of federal benefit)	10.1
Permanent differences	(1.7)
Temporary differences	(2.0)
Net operating loss	(40.4)
Effective tax rate	- %